FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Homestar Mortgage Acceptance Corp.	0001257394
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, May 10, 2004 Series 2004-2	333-107563

Name of Person Filing the Document
(If Other than the Registrant)

04028480

PROCESSED
MAY 13 2004
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HOMESTAR MORTGAGE ACCEPTANCE CORP.

By: Frank Plenskofski
Name: Frank Plenskofski
Title: VP/Treasurer

Dated: May 10, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

HOMESTAR MORTGAGE SERVICES

Homestar Mortgage Acceptance Corp.,
Asset-Backed Pass-Through Certificates,
Series 2004-2*

Approximate Total Offered Size: $396,109,000

Home Star Mortgage Services, LLC
Seller and Servicer

Wells Fargo Home Mortgage, Inc.
Master Servicer

Homestar Mortgage Acceptance Corp.
Depositor

Tranche	Amount(1)	Int. Type / Class	Coupons	Ratings (S&P/Moody's)	WAL (Call/Mat)(2)
Class AV-1	$331,072,000	Floating Rate / Super Senior	1m Libor + [ ]%	AAA/Aaa	3.85 / 4.15 Yr
Class AV-2	$36,786,000	Floating Rate / Senior	1m Libor + [ ]%	AAA/Aaa	3.85 / 4.15 Yr
Class M-1	$11,937,000	Floating Rate / Mezz	1m Libor + [ ]%	AA/Aa2	6.52 / 6.98 Yr
Class M-2	$8,356,000	Floating Rate / Mezz	1m Libor + [ ]%	A/A2	6.52 / 6.77 Yr
Class M-3	$3,581,000	Floating Rate / Mezz	1m Libor + [ ]%	A-/A3	6.38 / 6.39 Yr
Class M-4	$1,990,000	Floating Rate / Mezz	1m Libor + [ ]%	BBB+/Baa1	5.89 / 5.89 Yr
Class M-5	$2,387,000	Floating Rate / Mezz	1m Libor + [ ]%	BBB/Baa2	4.71 / 4.71 Yr

(1) Certificate sizes are subject to change (+/- 5%).
(2) Calculated based on the Pricing Speed
*All numbers are preliminary and subject to change.

Transaction Overview:

Sole Manager:	**Citigroup Global Markets Inc.**	Expected Pricing Date:	May 4, 2004
Rating Agencies:	S&P / Moody's	Expected Settlement Date:	May 10, 2004
Trustee:	HSBC Bank USA		
Trust Administrator:	Wells Fargo Bank, N.A.		

For Further Information:

Mortgage Finance	MBS Trading	MBS Structuring
Joel Katz (212) 723-6508	Jim De Mare (212) 723-6217	Mike Leung (212) 723-6325
Ian Wesson (212) 723-6334	Matthew Cherwin (212) 723-6217	

Structure Summary

Title of Securities:	Homestar Mortgage Acceptance Corp., Asset-Backed Pass-Through Certificates, Series 2004-2
Offered Certificates:	Class AV-1, Class AV-2, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates
Non-Offered Certificates:	Class C, Class P and Class R Certificates
Class A Certificates:	Class AV-1 and Class AV-2 Certificates
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates
Seller and Servicer:	Home Star Mortgage Services, LLC
Master Servicer:	Wells Fargo Home Mortgage, Inc
Subservicer (Alt-A Mortgage Loans):	Cenlar FSB
Subservicer (Subprime Mortgage Loans):	Option One Mortgage Corporation
Depositor:	Homestar Mortgage Acceptance Corporation
Trustee:	HSBC Bank USA
Trust Administrator:	Wells Fargo Bank, N.A.
Cap Provider:	TBD
Closing Date:	On or about May 10, 2004
Distribution Dates:	25th of each month, or if such day is not a business day, the next succeeding business day, commencing June 25, 2004
Cut-off Date:	May 1, 2004
Record Date:	For the Offered Certificates the business day preceding the Distribution Date
Master Servicing Fee:	The Master Servicing Fee for the Mortgage Loans will be 0.0125%.
Servicing Fee (Alt-A Mortgage Loans):	The Servicing Fee for the fixed rate Alt-A Mortgage Loans will be 0.250% and the Servicing Fee for the adjustable rate Alt-A Mortgage Loans will be 0.375%, provided that for any adjustable rate Alt-A Mortgage Loan that has an initial period during which its interest rate is fixed the Servicing Fee will equal 0.250% during the initial fixed rate period. On and after the first interest rate adjustment date, for any such Mortgage Loan, the Servicing Fee will equal 0.375%.
Servicing Fee (Subprime Mortgage Loans):	The Servicing Fee for the Subprime Mortgage Loans will be 0.500%.
Administrative Fees:	The Master Servicing Fee and the related Servicing Fees
Denomination:	$100,000 and multiples of $1 in excess thereof
SMMEA Eligibility:	The Offered Certificates (other than the Class M-2, Class M-3, Class M-4 and Class M-5 Certificates) will be SMMEA eligible.
ERISA Eligibility:	The Offered Certificates will be ERISA eligible.
Tax Status:	For Federal Income Tax Purposes, the Offered Certificates will represent ownership of REMIC regular interests and ownership interests in the Interest Rate Cap Agreement.

Structure Summary

Interest Payment Delay: The Offered Certificates have a 0 day delay.

Day Count: The Offered Certificates are Actual/360.

Accrued Interest: 0 days. The Offered Certificates will settle flat.

Interest Accrual Period: For any Distribution Date will be the period commencing on the immediately preceding Distribution Date (or, in the case of the first such Interest Accrual Period, commencing on the Closing Date) and ending on the day immediately preceding such Distribution Date.

Structure: Floating-Rate Senior/Mezzanine/Overcollateralization Structure

Pricing Speed: 4% CPR growing to 18% CPR over 12 months for the fixed rate Mortgage Loans
10% CPR growing to 22% CPR over 12 months for the adjustable rate Mortgage Loans

Pass-Through Rate: The monthly Pass-Through Rate for the Offered Certificates on each Distribution Date will be the lesser of the Net WAC Rate and the following:

Class	Prior to Optional Termination Date	On or After Optional Termination Date
Class AV-1	1ml + [ ]	1ml + 2.0x [ ]
Class AV-2	1ml + [ ]	1ml + 2.0x [ ]
Class M-1	1ml + [ ]	1ml + 1.5x [ ]
Class M-2	1ml + [ ]	1ml + 1.5x [ ]
Class M-3	1ml + [ ]	1ml + 1.5x [ ]
Class M-4	1ml + [ ]	1ml + 1.5x [ ]
Class M-5	1ml + [ ]	1ml + 1.5x [ ]

Net WAC Rate The weighted average of the Mortgage Rates on the Mortgage Loans as of the beginning of the related Due Period minus the aggregate Administrative Fee Rate. The Net WAC Rate is subject to an adjustment based on the actual number of days that have elapsed in the Interest Accrual Period.

Principal Payments for Class A Certificates: Prior to the Stepdown Date, the Class A Certificates will receive all principal collected on the related mortgage loans unless the Class A Certificates are paid to zero.

On or after the Stepdown Date and assuming no Trigger Event is in effect, principal paid to the Class A Certificates will be an amount such that the Class A Certificates will have approximately 15.10% of the current balance of the mortgage loans as credit enhancement (which is approximately 2x the initial target Senior Enhancement Percentage).

Principal Payments for Class M Certificates: The Class M Certificates will receive no principal payments before the Stepdown Date, unless the Class A Certificates are paid to zero. On or after the Stepdown Date and assuming no Trigger Event is in effect, principal will be shared among the Class M Certificates to maintain, in each case, approximately 2x their respective initial credit support.

Optional Termination: The Servicer will have the right, or if the Servicer does not exercise this right, the NIMS Insurer, if any, will have the right to purchase all of the Mortgage Loans and REO properties in the mortgage pool once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-Off Date.

Interest Carry Forward Amount: As of any Distribution Date the sum of:

(x) the excess, if any, of the interest accrued at the related Pass-Through Rate and any Interest Carry Forward Amount for the prior Distribution Date, over the amount in respect of interest actually distributed on each class on such prior Distribution Date and

(y) interest on such excess at the applicable Pass-Through Rate.

Structure Summary

Basis Risk Shortfall Carry-Forward Amount: For any distribution date and a class of Class A or Class M Certificates the sum of, (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable pass-through rate not been subject to the Net WAC Rate, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate, (ii) the unpaid portion of any such amounts from the prior Distribution Date and (iii) accrued interest on the amounts described in clause (ii) at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate. The ratings on each class of Certificates do not address the likelihood of the payment of any Basis Risk Shortfall Carry-Forward Amount.

Excess Interest: Interest generated on the Mortgage Loans is expected to be more than the interest required to be distributed on the Offered Certificates, resulting in Excess Interest. Excess Interest to the extent it is not used for other required purposes, including to cover interest shortfalls on the Offered Certificates or to fund any Overcollateralization Increase Amount, will be distributable to the Class C Certificates.

Senior Enhancement Percentage: For any Distribution Date is the percentage obtained by dividing

(x) the sum of:

- (i) the aggregate Certificate Principal Balance of the Class M Certificates, before taking into account the distribution of the Principal Distribution Amount on such Distribution Date, and
- (ii) the Overcollateralization Amount, before taking into account the distribution of the Principal Distribution Amount on such Distribution Date by

(y) the outstanding principal balance as of the last day of the related Due Period.

Principal Remittance Amount: With respect to any Distribution Date, to the extent of funds available therefore as described herein, the amount equal to the sum (net of amounts reimbursable therefrom to the Master Servicer and the Servicer) of the following amounts with respect to the related Mortgage Loans and the immediately preceding Due Period: (i) each scheduled payment of principal on a mortgage loan due during such Due Period and received on or prior to the related Determination Date or advanced (by the Master Servicer or the Servicer as applicable) with respect thereto, (ii) all full and partial principal prepayments received during the related Prepayment Period, (iii) the liquidation proceeds (net of certain expenses) allocable to principal actually collected during the related Prepayment Period, (iv) the portion of the purchase price paid in connection with the repurchase of a mortgage loan allocable to principal of all repurchased mortgage loans with respect to such Prepayment Period, and (v) on the distribution date on which the trust is to be terminated in accordance with the pooling and servicing agreement, that portion of the termination price in respect of principal.

Structure Summary

Principal Distribution Amount: On any Distribution Date, the lesser of (i) the outstanding principal balance of the Offered Certificates and (ii) the sum of the Principal Remittance Amount and any Excess Interest allocable to principal in order build to or maintain the Overcollateralization Target Amount.

Class A Principal Distribution Amount: Prior to the Stepdown Date or while a Trigger Event is in effect, the Class A Principal Distribution Amount will equal 100% of the Principal Distribution Amount unless the Class A Certificates are paid to zero. In such case, the Class M Certificates will receive the remaining Principal Distribution Amount, sequentially in order of seniority until the certificate principal balance of each such class is reduced to zero..

On or after the Stepdown Date, assuming a Trigger Event is not in effect, the Class A Principal Distribution Amount will equal the lesser of (i) the Principal Distribution Amount and (ii) the excess, if any, of the outstanding principal balance of the Class A Certificates over the lesser of (a) approximately 84.90% times the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period and (b) the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately 0.45% of the aggregate principal balance of the Mortgage Loans as of the cut-off date.

The remaining Principal Distribution Amount, if any, will be allocated to the Class M Certificates to maintain their respective Credit Enhancement Percentage.

Class M Principal Distribution Amount: The Class M Certificates will not receive any principal payments until the Stepdown Date unless the Class A Certificates are paid to zero. In such case, the Class M Certificates will receive the remaining Principal Distribution Amount, sequentially in order of seniority until the certificate principal balance of each such class is reduced to zero. On or after the Stepdown Date (provided no Trigger Event is in effect), principal will be paid on the Class M Certificates, as follows:

(i) First, to the Class M-1 Certificates until approximately a 9.10% Credit Enhancement Percentage is reached (based on 2x the Class M-1 Initial Credit Enhancement Percentage),

(ii) Then to the Class M-2 Certificates until approximately a 4.90% Credit Enhancement Percentage is reached (based on 2x the Class M-2 Initial Credit Enhancement Percentage),

(iii) Then to the Class M-3 Certificates, until approximately a 3.10% Credit Enhancement Percentage is reached (based on 2x the Class M-3 Initial Credit Enhancement Percentage),

(iv) Then to the Class M-4 Certificates, until approximately a 2.10% Credit Enhancement Percentage is reached (based on 2x the Class M-4 Initial Credit Enhancement Percentage), and

(v) Then to the Class M-5 Certificates, until approximately a 0.90% Credit Enhancement Percentage is reached (based on 2x the Class M-5 Initial Credit Enhancement Percentage).

On or after the Stepdown Date, if a Trigger Event is in effect, the Principal Distribution Amount will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

Structure Summary

Distributions:

A. Funds received with respect to interest will be applied as follows:

1. To the Master Servicer and the Servicer their respective Fees, accrued on the aggregate principal balance of the Mortgage Loans;
2. To the Class A Certificates to pay accrued interest and any related Interest Carry Forward Amount,
3. Sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates, in that order, accrued interest for the applicable Distribution Date.

B. Available Funds not applied pursuant to A. above will be applied as follows:

1. To the Class A Certificates, pro-rata, the Class A Principal Distribution Amount.
2. To the Class M Certificates, in order of seniority, the respective Class M Principal Distribution Amount for the applicable Distribution Date.
3. To the Class AV-2 Certificates, any related Allocated Realized Loss Amount.
4. To the Class M Certificates, any related Interest Carry Forward Amounts.
5. To the Class M Certificates, any related Allocated Realized Loss Amount.
6. To the Class A Certificates and then sequentially to the Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates, in that order, any Basis Risk Shortfall Carry-Forward Amounts to the extent not covered by the Interest Rate Cap Agreement; and
7. To the holders of the C Certificates and the Class P Certificates, as provided in the Pooling and Servicing Agreement.
8. To the holder of the Class R Certificates, any remaining amount.

Allocation of Losses:

Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to net monthly excess cashflow, second, to the Class C Certificates by a reduction in the Overcollateralization Amount, third, to the Class M-5 Certificates, fourth, to the Class M-4 Certificates, fifth, to the Class M-3 Certificates, sixth, to the Class M-2 Certificates, and seventh, to the Class M-1 Certificates. In the event that the certificate principal balance of the Class M Certificates is reduced to zero, then Realized Losses will be allocated to the Class AV-2 Certificates. Other than the Class AV-2 Certificates, there will be no allocation of realized losses to the Class A Certificates or the Class P Certificates.

Structure Summary

Credit Enhancement:

Credit Enhancement will be provided by:

- Monthly Excess Interest
- Overcollateralization
- Subordination
  - Class AV-1 Certificates are senior to the Class AV-2, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates
  - Class AV-2 Certificates are senior to the Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates
  - Class M Certificates with a higher numerical designation are subordinate to those Class M Certificates with a lower numerical designation

Initial Credit Support*		On or After Stepdown Date**	
Class	Percentage	Class	Percentage
Class AV-1	16.80%	Class AV-1	33.60%
Class AV-2	7.55%	Class AV-2	15.10%
Class M-1	4.55%	Class M-1	9.10%
Class M-2	2.45%	Class M-2	4.90%
Class M-3	1.55%	Class M-3	3.10%
Class M-4	1.05%	Class M-4	2.10%
Class M-5	0.45%	Class M-5	0.90%

**Approximate*

***Targeted*

Overcollateralization Amount:

With respect to any Distribution Date, the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period less the aggregate Certificate Principal Balance of the Class A and Class M Certificates (after taking into account all distributions of principal on such Distribution Date).

Overcollateralization Increase Amount:

As of any Distribution Date, the excess, if any, of:

(x) the Overcollateralization Target Amount for such Distribution Date over

(y) the Overcollateralization Amount for such Distribution Date, calculated for this purpose after taking into account the reduction on such Distribution Date of the Certificate Principal Balances of all classes of Certificates from distributions of the Principal Remittance Amount, but prior to taking into account any Applied Realized Loss Amounts on such Distribution Date.

Overcollateralization Target Amount:

As of any Distribution Date, the Overcollateralization Target Amount is an amount equal to approximately 0.45% of the principal balance of the Mortgage Loans as of the cut-off date.

Interest Rate Cap Agreement:

On the Closing Date, the Trustee will enter into the Interest Rate Cap Agreement with the Interest Rate Cap Provider for the benefit of the Offered Certificates. The Interest Rate Cap Provider will be obligated to make monthly payments to the Trustee (based on a notional amount) when one-month LIBOR exceeds the strike rate for the related period. Such payments will be capped at their maximum amount when one-month LIBOR equals or exceeds the ceiling rate for the related period. The schedule containing the notional amounts is in the table on page 12.

Structure Summary

Stepdown Date: The earlier to occur of :

(x) the Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates is zero, or

(y) the later to occur of:

- (i) the Distribution Date in June 2007 and
- (ii), and the first Distribution Date on which the Senior Enhancement Percentage equals or exceeds approximately 15.10%

Trigger Event: On a Distribution Date, a Trigger Event will have occurred if:

(i) the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the initial Pool Balance exceeds the applicable percentages set forth below with respect to such Distribution Date.

Distribution Date	Percentage
June 2004 to May 2007	N/A
June 2007 to May 2008	1.25%
June 2008 to May 2009	1.50%
June 2009 to May 2010	1.75%
June 2010 and thereafter	2.15%

(ii) If the six-month rolling average of 60+ Day Delinquent Loans equals or exceeds [45%] of the Senior Enhancement Percentage.

Mortgage Pool: The Mortgage Loans will consist of fixed and adjustable rate closed-end Alt-A and Subprime mortgage loans, which accrue interest on an actuarial basis and are secured by first lien mortgages on one-to four-family properties with an aggregate principal balance as of the Cut-off Date of approximately $397,900,229. There will be approximately 458 fixed rate Mortgage Loans with an aggregate principal balance as of the Cut-off Date of approximately $116,317,211 and approximately 1,158 adjustable rate Mortgage Loans with an aggregate principal balance as of the Cut-off Date of approximately $281,583,018. As of the Cut-off Date, approximately 93.49% of the Mortgage Loans were originated according to Homestar's "Five Star Series" underwriting guidelines (the "Alt-A Mortgage Loans") and the remaining approximately 6.51% of the Mortgage Loans were originated according to Homestar's "Contemporary Series" underwriting guidelines (the "Subprime Mortgage Loans").

Collateral Characteristics	Alt-A	Subprime
Avg. Balance	$251,362	$190,324
Coupon	5.464%	7.067%
Original LTV	74.99%	82.52%
FICO	704	626

Advances: The Servicer is required to advance scheduled principal and interest (net of the Servicing Fee) for any delinquent Mortgage Loan. However, the Servicer will make an advance only if it determines that the advance will be recoverable from future payments or collections on that mortgage loan. If the Servicer fails to make any such advance, the Master Servicer will advance any remaining amounts of scheduled principal and interest for any delinquent Mortgage Loan (net of the Master Servicing Fee). The Servicer and Master Servicer, as applicable, are entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Prepayment Interest Shortfall: With respect to any Distribution Date, the aggregate shortfall, if any, in collections of interest resulting from mortgagor prepayments.

Compensating Interest: The Servicer is obligated to offset any Prepayment Interest Shortfall on any Distribution Date with Compensating Interest to the extent of its Servicing Fee for such Distribution Date.

Sensitivity Analysis – To 10% Optional Termination

Percent of Pricing Speed	0%	50%	**100%**	150%	200%
Class A V-1					
Avg. Life (yrs)	19.45	7.12	**3.85**	2.54	1.85
Window (mo)	1-341	1-209	**1-118**	1- 76	1- 55
Expected Final Mat.	Oct 2032	Oct 2021	**Mar 2014**	Sep 2010	Dec 2008
Class A V-2					
Avg. Life (yrs)	19.45	7.12	**3.85**	2.54	1.85
Window (mo)	1-341	1-209	**1-118**	1- 76	1- 55
Expected Final Mat.	Oct 2032	Oct 2021	**Mar 2014**	Sep 2010	Dec 2008
Class M-1					
Avg. Life (yrs)	25.71	12.07	**6.52**	4.45	3.76
Window (mo)	253-341	74-209	**38-118**	38- 76	39- 55
Expected Final Mat.	Oct 2032	Oct 2021	**Mar 2014**	Sep 2010	Dec 2008
Class M-2					
Avg. Life (yrs)	25.71	12.07	**6.52**	4.43	3.66
Window (mo)	253-341	74-209	**38-118**	37- 76	38- 55
Expected Final Mat.	Oct 2032	Oct 2021	**Mar 2014**	Sep 2010	Dec 2008
Class M-3					
Avg. Life (yrs)	25.66	11.88	**6.38**	4.34	3.56
Window (mo)	253-341	74-209	**38-118**	37- 76	37- 55
Expected Final Mat.	Oct 2032	Oct 2021	**Mar 2014**	Sep 2010	Dec 2008
Class M-4					
Avg. Life (yrs)	25.38	11.12	**5.89**	4.02	3.30
Window (mo)	253-333	74-181	**38- 99**	37- 64	37- 46
Expected Final Mat.	Feb 2032	Jun 2019	**Aug 2012**	Sep 2009	Mar 2008
Class M-5					
Avg. Life (yrs)	24.01	9.10	**4.71**	3.39	3.13
Window (mo)	253-319	74-151	**38- 80**	37- 52	37- 38
Expected Final Mat.	Dec 2030	Dec 2016	**Jan 2011**	Sep 2008	Jul 2007

Sensitivity Analysis – To Maturity

Percent of Pricing Speed	0%	50%	100%	150%	200%
Class AV-1					
Avg. Life (yrs)	19.52	7.51	**4.15**	2.76	2.00
Window (mo)	1-358	1-342	**1-251**	1-172	1-125
Expected Final Mat.	Mar 2034	Nov 2032	**Apr 2025**	Sep 2018	Oct 2014
Class AV-2					
Avg. Life (yrs)	19.52	7.51	**4.15**	2.76	2.00
Window (mo)	1-358	1-342	**1-251**	1-172	1-125
Expected Final Mat.	Mar 2034	Nov 2032	**Apr 2025**	Sep 2018	Oct 2014
Class M-1					
Avg. Life (yrs)	25.85	12.74	**6.98**	4.79	3.99
Window (mo)	253-354	74-283	**38-172**	38-115	39- 82
Expected Final Mat.	Nov 2033	Dec 2027	**Sep 2018**	Dec 2013	Mar 2011
Class M-2					
Avg. Life (yrs)	25.80	12.45	**6.77**	4.61	3.78
Window (mo)	253-351	74-255	**38-150**	37- 99	38- 71
Expected Final Mat.	Aug 2033	Aug 2025	**Nov 2016**	Aug 2012	Apr 2010
Class M-3					
Avg. Life (yrs)	25.67	11.89	**6.39**	4.34	3.56
Window (mo)	253-343	74-215	**38-122**	37- 79	37- 57
Expected Final Mat.	Dec 2032	Apr 2022	**Jul 2014**	Dec 2010	Feb 2009
Class M-4					
Avg. Life (yrs)	25.38	11.12	**5.89**	4.02	3.30
Window (mo)	253-333	74-181	**38- 99**	37- 64	37- 46
Expected Final Mat.	Feb 2032	Jun 2019	**Aug 2012**	Sep 2009	Mar 2008
Class M-5					
Avg. Life (yrs)	24.01	9.10	**4.71**	3.39	3.13
Window (mo)	253-319	74-151	**38- 80**	37- 52	37- 38
Expected Final Mat.	Dec 2030	Dec 2016	**Jan 2011**	Sep 2008	Jul 2007

Net WAC Cap - Static Indices

Pd	Net WAC Cap (%)	Pd	Net WAC Cap (%)	Pd	Net WAC Cap (%)
1	3.45	41	4.84	81	4.39
2	5.28	42	4.68	82	4.86
3	5.11	43	4.84	83	4.39
4	5.11	44	4.68	84	4.52
5	5.25	45	4.68	85	4.37
6	5.08	46	5.01	86	4.52
7	5.25	47	4.68	87	4.38
8	5.08	48	4.84	88	4.38
9	5.08	49	4.69	89	4.52
10	5.62	50	4.84	90	4.38
11	5.08	51	4.69	91	4.53
12	5.25	52	4.69	92	4.38
13	5.08	53	4.85	93	4.38
14	5.25	54	4.69	94	4.69
15	5.08	55	4.85	95	4.38
16	5.08	56	4.69	96	4.53
17	5.25	57	4.69	97	4.39
18	5.08	58	5.19	98	4.53
19	5.25	59	4.41	99	4.39
20	5.08	60	4.51	100	4.39
21	5.09	61	4.36	101	4.54
22	5.61	62	4.51	102	4.39
23	5.04	63	4.37	103	4.54
24	5.02	64	4.37	104	4.39
25	4.86	65	4.51	105	4.40
26	5.02	66	4.37	106	4.87
27	4.86	67	4.52	107	4.40
28	4.86	68	4.37	108	4.55
29	5.03	69	4.37	109	4.40
30	4.87	70	4.84	110	4.55
31	5.03	71	4.37	111	4.40
32	4.87	72	4.52	112	4.40
33	4.87	73	4.38	113	4.55
34	5.39	74	4.52	114	4.40
35	4.82	75	4.38	115	4.55
36	4.83	76	4.38	116	4.41
37	4.68	77	4.53	117	4.41
38	4.83	78	4.38	118	4.88
39	4.68	79	4.53		
40	4.68	80	4.38		

Assumptions:

1. Run at Pricing Speed
2. Static Indices: 1-Month Libor; 1.10%; 6-Month Libor; 1.35%; 1-Year CMT; 1.58%
3. Fees Include the Master Servicing Fee and the respective Servicer Fees

Net WAC Cap - Indices @ 20%

Pd	Net WAC Cap (%)	Pd	Net WAC Cap (%)	Pd	Net WAC Cap (%)
1	10.06	41	10.05	81	10.05
2	10.05	42	10.05	82	10.05
3	10.05	43	10.05	83	10.06
4	10.06	44	10.05	84	10.05
5	10.05	45	10.05	85	10.05
6	10.05	46	10.05	86	10.05
7	10.05	47	10.05	87	10.05
8	10.05	48	10.05	88	10.05
9	10.05	49	10.04	89	10.04
10	10.05	50	10.05	90	10.04
11	10.05	51	10.06	91	10.05
12	10.05	52	10.06	92	10.05
13	10.05	53	10.05	93	10.06
14	10.04	54	10.06	94	10.06
15	10.05	55	10.05	95	10.05
16	10.05	56	10.05	96	10.06
17	10.06	57	10.05	97	10.05
18	10.05	58	10.06	98	10.05
19	10.04	59	10.05	99	10.04
20	10.05	60	10.05	100	10.05
21	10.05	61	10.05	101	10.04
22	10.05	62	10.05	102	10.05
23	10.05	63	10.05	103	10.06
24	10.05	64	10.05	104	10.05
25	10.05	65	10.05	105	10.05
26	10.05	66	10.05	106	10.05
27	10.05	67	10.05	107	10.05
28	10.05	68	10.05	108	10.05
29	10.05	69	10.05	109	10.05
30	10.05	70	10.05	110	10.05
31	10.06	71	10.06	111	10.04
32	10.05	72	10.05	112	10.04
33	10.04	73	10.05	113	10.05
34	10.05	74	10.04	114	10.06
35	10.05	75	10.05	115	10.05
36	10.05	76	10.04	116	10.05
37	10.04	77	10.05	117	10.05
38	10.05	78	10.05	118	10.05
39	10.05	79	10.04		
40	10.05	80	10.05		

Assumptions:

1. Run at Pricing Speed
2. Fees Include the Master Servicing Fee and the respective Servicer Fees
3. Assumes proceeds from the Interest Rate Cap Agreement Included

Interest Rate Cap Schedule

Period	Notional Schedule ($)	Period	Notional Schedule ($)
1	396,109,000	60	127,621,469
2	392,396,234	61	125,064,021
3	388,302,762	62	122,556,762
4	383,835,764	63	120,098,706
5	379,003,582	64	117,688,890
6	373,816,028	65	115,326,392
7	368,283,777	66	113,010,286
8	362,418,415	67	110,739,644
9	356,233,080	68	108,513,564
10	349,741,768	69	106,331,173
11	342,976,068	70	104,191,614
12	336,146,803	71	102,094,048
13	329,449,160	72	100,037,651
14	322,883,941	73	98,021,615
15	316,448,525	74	96,045,151
16	310,140,341	75	94,107,482
17	303,956,871	76	92,207,847
18	297,895,684	77	90,345,502
19	291,954,405	78	88,519,715
20	286,130,581	79	86,729,770
21	280,421,923	80	84,974,965
22	274,826,166	81	83,254,610
23	269,344,195	82	81,568,031
24	263,970,877	83	79,914,566
25	258,710,991	84	78,293,566
26	253,554,924	85	76,705,058
27	248,500,574	86	75,147,824
28	243,545,936	87	73,621,155
29	238,689,738	88	72,124,451
30	233,929,413	89	70,657,126
31	229,264,581	90	69,218,604
32	224,691,730	91	67,808,322
33	220,209,039	92	66,425,726
34	215,814,730	93	65,070,275
35	211,507,805	94	63,741,437
36	207,287,636	95	62,438,691
37	203,152,261	96	61,161,527
38	199,098,404	97	59,909,443
39	195,124,385	98	58,681,950
40	191,228,636	99	57,478,564
41	187,410,023	100	56,298,815
42	183,667,030	101	55,142,241
43	179,998,743	102	54,008,386
44	176,402,684	103	52,896,808
45	172,877,411	104	51,807,069
46	169,421,534	105	50,738,743
47	166,033,819	106	49,691,410
48	162,713,147	107	48,664,660
49	159,457,968	108	47,658,089
50	156,266,862	109	46,671,303
51	153,138,557	110	45,703,915
52	150,071,816	111	44,755,545
53	147,065,428	112	43,825,821
54	144,118,217	113	42,914,379
55	141,229,024	114	42,020,859
56	138,396,689	115	41,144,913
57	135,620,093	116	40,286,195
58	132,898,141	117	39,444,369
59	130,230,372	118	38,619,105

Excess Interest - Static Indices

Pd	Excess Interest (%)	Pd	Excess Interest (%)	Pd	Excess Interest (%)
1	2.95	41	3.25	81	2.94
2	3.76	42	3.20	82	3.10
3	3.71	43	3.25	83	2.95
4	3.71	44	3.20	84	2.98
5	3.72	45	3.21	85	2.93
6	3.67	46	3.31	86	2.99
7	3.72	47	3.21	87	2.94
8	3.67	48	3.26	88	2.94
9	3.67	49	3.21	89	3.00
10	3.82	50	3.27	90	2.95
11	3.66	51	3.22	91	3.00
12	3.71	52	3.22	92	2.95
13	3.66	53	3.27	93	2.96
14	3.71	54	3.22	94	3.06
15	3.66	55	3.27	95	2.96
16	3.66	56	3.22	96	3.02
17	3.71	57	3.23	97	2.97
18	3.66	58	3.38	98	3.02
19	3.71	59	2.94	99	2.98
20	3.65	60	2.94	100	2.98
21	3.65	61	2.89	101	3.03
22	3.79	62	2.94	102	2.99
23	3.61	63	2.89	103	3.04
24	3.47	64	2.90	104	2.99
25	3.41	65	2.95	105	2.99
26	3.47	66	2.90	106	3.15
27	3.41	67	2.96	107	3.00
28	3.41	68	2.91	108	3.05
29	3.46	69	2.91	109	3.01
30	3.41	70	3.07	110	3.06
31	3.46	71	2.91	111	3.01
32	3.41	72	2.97	112	3.02
33	3.40	73	2.92	113	3.07
34	3.56	74	2.97	114	3.02
35	3.35	75	2.92	115	3.08
36	3.25	76	2.93	116	3.03
37	3.20	77	2.98	117	3.03
38	3.25	78	2.93	118	3.18
39	3.20	79	2.99		
40	3.20	80	2.94		

Assumptions:

1. Run at Pricing Speed
2. Static Indices: 1-Month Libor; 1.10%; 6-Month Libor; 1.35%; 1-Year CMT; 1.58%
3. Net WAC (30/360), Bond WAC (ACT/360), Excess (30/360)

HMAC 2004-2 BREAK-EVEN ANALYSIS

BREAKEVEN (1ST DOLLAR LOSS) Forwards				
Class	Breakeven CDR (%)	Cumulative Mortgage Loss (%)	Yield (%)	WAL (yrs.)
M-1	6.06	8.72	5.98	14.55
M-2	4.13	6.31	6.68	16.64
M-3	3.32	5.20	6.81	19.74
M-4	2.86	4.55	6.96	21.65
M-5	2.39	3.86	7.12	21.46

Assumptions

1. Stepdown fail
2. 40% loss severity
3. 6 month lag
4. 1st dollar loss
5. Run at Pricing Speed
7. P&I Advance
8. Forward Curves as of 04/27/2004
9. Proceeds from the Interest Rate Cap Agreements Included
10. Certificates purchased at par

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

		Collateral Summary	Ranges (if applicable)
Total Number of Loans		1,616	
Total Outstanding Loan Balance		$397,900,229	
Average Loan Principal Balance		$246,225	$32,185 - $1,200,000
WA Coupon		5.568%	3.500% - 11.250%
WA Remaining Term (mo.)		354	118 - 360
WA Original LTV		75.48%	21.28% - 100.00%
WA FICO*		699	521 – 814
WA Seasoning (mo.)		2	0 - 9
1st Liens		100.00%	
Loan Type			
ARM		70.77%	
Fixed		29.23%	
Geographic Distribution			
	CA	50.53%	
	GA	15.22%	
	FL	4.97%	
ARM Characteristics			
Gross Margin		2.870%	2.250% - 9.500%
Initial Periodic Cap		3.608%	1.000% - 6.000%
Subsequent Periodic Cap		1.074%	1.000% - 2.000%
Lifetime Maximum Rate		10.923%	4.750% - 17.125%
Lifetime Minimum Rate		2.870%	2.250% - 9.500%

*Zero Values Excluded

COLLATERAL TABLES - TOTAL POOL

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
25,000.01 - 50,000.00	17	$736,718.00	0.19%
50,000.01 - 75,000.00	84	5,343,377.00	1.34
75,000.01 - 100,000.00	146	13,042,267.00	3.28
100,000.01 - 125,000.00	172	19,303,033.00	4.85
125,000.01 - 150,000.00	194	26,661,629.00	6.70
150,000.01 - 175,000.00	134	21,685,335.00	5.45
175,000.01 - 200,000.00	122	22,911,917.20	5.75
200,000.01 - 225,000.00	79	16,812,988.00	4.22
225,000.01 - 250,000.00	78	18,506,337.00	4.65
250,000.01 - 275,000.00	79	20,738,888.00	5.21
275,000.01 - 300,000.00	85	24,460,020.00	6.14
300,000.01 - 333,700.00	66	21,099,510.00	5.30
333,700.01 - 350,000.00	23	7,906,800.00	1.99
350,000.01 - 500,000.00	187	77,966,976.00	19.58
500,000.01 -1,000,000.00	147	97,472,290.00	24.48
>1,000,000.00	3	3,516,100.00	0.88
Total:	**1,616**	**$398,164,185.20**	**100.00%**

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
25,000.01 - 50,000.00	17	$734,708.66	0.18%
50,000.01 - 75,000.00	84	5,338,358.93	1.34
75,000.01 - 100,000.00	146	13,030,790.67	3.27
100,000.01 - 125,000.00	173	19,414,215.06	4.88
125,000.01 - 150,000.00	193	26,514,218.77	6.66
150,000.01 - 175,000.00	134	21,669,985.33	5.45
175,000.01 - 200,000.00	122	22,899,293.91	5.76
200,000.01 - 225,000.00	80	17,028,513.89	4.28
225,000.01 - 250,000.00	77	18,267,458.81	4.59
250,000.01 - 275,000.00	79	20,730,785.82	5.21
275,000.01 - 300,000.00	85	24,444,592.58	6.14
300,000.01 - 333,700.00	66	21,091,955.03	5.30
333,700.01 - 350,000.00	23	7,902,196.62	1.99
350,000.01 - 500,000.00	187	77,918,636.16	19.58
500,000.01 -1,000,000.00	147	97,398,418.58	24.48
>1,000,000.00	3	3,516,100.00	0.88
Total:	**1,616**	**$397,900,228.82**	**100.00%**

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
3.500 - 3.999	16	$5,843,220.96	1.47%
4.000 - 4.499	101	31,240,815.94	7.85
4.500 - 4.999	255	76,812,036.25	19.30
5.000 - 5.499	270	71,837,196.33	18.05
5.500 - 5.999	380	102,018,657.47	25.64
6.000 - 6.499	239	52,064,964.71	13.08
6.500 - 6.999	144	25,568,131.67	6.43
7.000 - 7.499	55	9,612,593.58	2.42
7.500 - 7.999	81	14,265,134.87	3.59
8.000 - 8.499	26	3,271,219.97	0.82
8.500 - 8.999	19	2,768,178.85	0.70
9.000 - 9.499	7	678,380.10	0.17
9.500 - 9.999	16	1,405,736.08	0.35
10.000 - 10.499	5	289,470.13	0.07
10.500 - 10.999	1	132,785.77	0.03
11.000 - 11.499	1	91,706.14	0.02
Total:	**1,616**	**$397,900,228.82**	**100.00%**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0 - 180	53	$9,146,366.47	2.30%
181 - 240	6	2,216,618.33	0.56
241 - 360	1,557	386,537,244.02	97.14
Total:	**1,616**	**$397,900,228.82**	**100.00%**

Stated Remaining Term to Maturity of Mortgage Loans

Stated Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
61 - 120	3	$330,947.29	0.08%
121 - 180	50	8,815,419.18	2.22
181 - 240	6	2,216,618.33	0.56
241 - 300	1	252,687.19	0.06
301 - 360	1,556	386,284,556.83	97.08
Total:	**1,616**	**$397,900,228.82**	**100.00%**

Seasoning of Mortgage Loans

Seasoning(mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0 – 6	1,602	$396,202,917.06	99.57%
7 - 12	14	1,697,311.76	0.43
Total:	**1,616**	**$397,900,228.82**	**100.00%**

Original Loan-to-Value Ratios of Mortgage Loans

Original LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.01 - 25.00	4	$787,066.29	0.20%
25.01 - 30.00	6	1,605,619.10	0.40
30.01 - 35.00	13	3,750,049.52	0.94
35.01 - 40.00	20	4,781,560.22	1.20
40.01 - 45.00	15	3,458,819.89	0.87
45.01 - 50.00	26	7,934,826.62	1.99
50.01 - 55.00	30	9,229,470.25	2.32
55.01 - 60.00	47	13,546,094.77	3.40
60.01 - 65.00	60	20,642,679.56	5.19
65.01 - 70.00	119	38,146,756.48	9.59
70.01 - 75.00	98	29,799,255.87	7.49
75.01 - 80.00	818	202,725,564.77	50.95
80.01 - 85.00	36	6,847,595.68	1.72
85.01 - 90.00	174	31,733,479.19	7.98
90.01 - 95.00	123	18,927,213.86	4.76
95.01 - 100.00	27	3,984,176.75	1.00
Total:	**1,616**	**$397,900,228.82**	**100.00%**

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Owner Occupied	1,188	$322,024,983.09	80.93%
Investor	373	61,908,846.31	15.56
Second Home	55	13,966,399.42	3.51
Total:	**1,616**	**$397,900,228.82**	**100.00%**

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Single Family	981	$239,000,786.00	60.07%
PUD / Low Rise Condominium	504	123,605,293.10	31.06
Two-Four Family	131	35,294,149.72	8.87
Total:	**1,616**	**$397,900,228.82**	**100.00%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Purchase	932	$202,474,859.79	50.89%
Cashout Refinance	486	129,845,962.94	32.63
Rate/Term Refinance	198	65,579,406.09	16.48
Total:	**1,616**	**$397,900,228.82**	**100.00%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Full Income Documentation	424	$103,144,574.35	25.92%
No Income Documentation	264	65,362,183.45	16.43
Stated Income	928	229,393,471.02	57.65
Total:	**1,616**	**$397,900,228.82**	**100.00%**

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Six Month LIBOR ARM	66	$18,320,900.62	4.60%
One Year CMT ARM	1	158,440.40	0.04
2/6 Hybrid ARM	529	117,970,931.53	29.65
3/1 Hybrid ARM	1	391,383.07	0.10
3/6 Hybrid ARM	243	53,004,704.43	13.32
5/6 Hybrid ARM	303	85,783,084.78	21.56
7/6 Hybrid ARM	13	5,306,967.91	1.33
10/6 Hybrid ARM	2	646,605.57	0.16
Fixed Rate	458	116,317,210.51	29.23
Total:	**1,616**	**$397,900,228.82**	**100.00%**

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Six Month LIBOR	1,156	$281,033,194.84	70.63%
One Year CMT	2	549,823.47	0.14
Fixed Rate	458	116,317,210.51	29.23
Total:	**1,616**	**$397,900,228.82**	**100.00%**

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
California	547	$201,039,735.27	50.53%
Georgia	362	60,563,443.23	15.22
Florida	111	19,773,502.48	4.97
New Jersey	78	19,339,732.11	4.86
New York	52	14,310,738.28	3.60
Colorado	48	9,709,462.55	2.44
Texas	52	7,017,780.97	1.76
Washington	26	6,304,924.62	1.58
Nevada	26	6,157,809.48	1.55
Connecticut	22	4,806,680.48	1.21
North Carolina	24	4,550,797.02	1.14
Arizona	27	4,482,803.47	1.13
Massachusetts	17	4,467,337.08	1.12
Michigan	27	4,425,191.50	1.11
Other	197	30,950,290.28	7.78
Total:	**1,616**	**$397,900,228.82**	**100.00%**

Original Prepayment Penalty Term for Mortgage Loans

Original Prepayment Penalty Term (Mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
No Penalty	991	$234,989,519.22	59.06%
6	30	10,699,850.43	2.69
12	65	18,799,381.44	4.72
24	204	56,507,218.26	14.20
36	163	31,813,110.21	8.00
60	163	45,091,149.26	11.33
Total:	**1,616**	**$397,900,228.82**	**100.00%**

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Not Available	1	$180,800.00	0.05%
500 - 525	1	146,984.38	0.04
526 - 550	3	355,529.69	0.09
551 - 575	3	420,679.26	0.11
576 - 600	42	7,362,425.35	1.85
601 - 625	78	18,774,110.82	4.72
626 - 650	201	49,019,959.92	12.32
651 - 675	284	63,367,707.59	15.93
676 - 700	285	67,160,494.21	16.88
701 - 725	253	64,507,940.94	16.21
726 - 750	210	53,082,761.32	13.34
751 - 775	153	44,815,316.99	11.26
776 - 800	93	26,282,335.78	6.61
801 - 825	9	2,423,182.57	0.61
Total:	**1,616**	**$397,900,228.82**	**100.00%**

Margins of Adjustable Rate Mortgage Loans

Margins (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
2.000 - 2.499	584	$149,759,634.86	53.18%
2.500 - 2.999	404	100,172,904.46	35.57
3.000 - 3.499	19	4,123,220.51	1.46
3.500 - 3.999	4	439,612.88	0.16
4.000 - 4.499	4	986,937.10	0.35
4.500 - 4.999	3	713,630.91	0.25
5.000 - 5.499	11	3,094,711.70	1.10
5.500 - 5.999	10	2,385,692.76	0.85
6.000 - 6.499	27	5,331,932.91	1.89
6.500 - 6.999	27	4,397,178.12	1.56
7.000 - 7.499	33	5,615,589.71	1.99
7.500 - 7.999	16	2,554,374.49	0.91
8.000 - 8.499	7	1,050,259.62	0.37
8.500 - 8.999	5	600,926.32	0.21
9.000 - 9.499	3	321,530.16	0.11
9.500 - 9.999	1	34,881.80	0.01
Total:	**1,158**	**$281,583,018.31**	**100.00%**

Next Rate Change Dates of Adjustable Rate Mortgage Loans

Next Rate Change Dates	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
August 2004	11	$3,685,225.00	1.31%
September 2004	26	6,422,040.55	2.28
October 2004	25	7,419,075.47	2.63
November 2004	5	953,000.00	0.34
September 2005	1	103,437.95	0.04
October 2005	5	591,116.72	0.21
November 2005	5	754,347.01	0.27
December 2005	14	2,204,909.07	0.78
January 2006	19	2,150,307.93	0.76
February 2006	26	4,798,481.34	1.70
March 2006	157	35,122,035.65	12.47
April 2006	254	59,649,501.86	21.18
May 2006	48	12,596,794.00	4.47
January 2007	1	151,595.43	0.05
February 2007	8	2,478,697.48	0.88
March 2007	66	17,890,670.05	6.35
April 2007	151	28,826,138.54	10.24
May 2007	18	4,048,986.00	1.44
January 2009	1	240,480.36	0.09
February 2009	31	15,634,090.32	5.55
March 2009	127	35,519,473.60	12.61
April 2009	114	27,607,089.50	9.80
May 2009	30	6,781,951.00	2.41
February 2011	1	75,908.69	0.03
April 2011	9	4,609,809.22	1.64
May 2011	3	621,250.00	0.22
March 2014	1	351,605.57	0.12
April 2014	1	295,000.00	0.10
Total:	**1,158**	**$281,583,018.31**	**100.00%**

Maximum Mortgage Rates of Adjustable Rate Mortgage Loans

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
4.500 - 4.999	1	$440,000.00	0.16%
8.500 - 8.999	4	1,407,237.89	0.50
9.000 - 9.499	38	11,398,341.69	4.05
9.500 - 9.999	131	35,258,344.53	12.52
10.000 - 10.499	199	55,387,937.90	19.67
10.500 - 10.999	261	71,820,481.72	25.51
11.000 - 11.499	162	37,611,690.67	13.36
11.500 - 11.999	120	24,860,375.20	8.83
12.000 - 12.499	70	12,731,975.15	4.52
12.500 - 12.999	55	10,521,639.34	3.74
13.000 - 13.499	27	5,877,904.78	2.09
13.500 - 13.999	40	7,588,511.70	2.69
14.000 - 14.499	10	1,510,079.07	0.54
14.500 - 14.999	14	2,012,995.04	0.71
15.000 - 15.499	7	814,629.36	0.29
15.500 - 15.999	12	1,744,832.65	0.62
16.000 - 16.499	2	181,798.49	0.06
16.500 - 16.999	3	239,454.85	0.09
17.000 - 17.499	2	174,788.28	0.06
Total:	**1,158**	**$281,583,018.31**	**100.00%**

Minimum Mortgage Rates of Adjustable Rate Mortgage Loans

Minimum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
2.000 - 2.499	584	$149,759,634.86	53.18%
2.500 - 2.999	404	100,172,904.46	35.57
3.000 - 3.499	19	4,123,220.51	1.46
3.500 - 3.999	4	439,612.88	0.16
4.000 - 4.499	4	986,937.10	0.35
4.500 - 4.999	3	713,630.91	0.25
5.000 - 5.499	11	3,094,711.70	1.10
5.500 - 5.999	10	2,385,692.76	0.85
6.000 - 6.499	27	5,331,932.91	1.89
6.500 - 6.999	27	4,397,178.12	1.56
7.000 - 7.499	33	5,615,589.71	1.99
7.500 - 7.999	16	2,554,374.49	0.91
8.000 - 8.499	7	1,050,259.62	0.37
8.500 - 8.999	5	600,926.32	0.21
9.000 - 9.499	3	321,530.16	0.11
9.500 - 9.999	1	34,881.80	0.01
Total:	**1,158**	**$281,583,018.31**	**100.00%**

Initial Periodic Rate Caps of Adjustable Rate Mortgage Loans

Initial Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
1.000	64	$17,042,000.62	6.05%
2.000	12	2,342,801.39	0.83
2.250	1	440,000.00	0.16
2.375	2	510,000.00	0.18
2.500	3	597,689.84	0.21
2.750	1	156,000.00	0.06
3.000	756	167,154,363.75	59.36
4.500	1	139,906.48	0.05
5.000	272	71,135,698.47	25.26
6.000	46	22,064,557.76	7.84
Total:	**1,158**	**$281,583,018.31**	**100.00%**

Subsequent Periodic Rate Caps of Adjustable Rate Mortgage Loans

Subsequent Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
1.000	1,114	$260,696,359.19	92.58%
2.000	44	20,886,659.12	7.42
Total:	**1,158**	**$281,583,018.31**	**100.00%**